Management Discussion And Analysis Of
Results Of Operations And Financial Condition
For The Three Months Ended November 30, 2004

This Management Discussion and Analysis of Sungold International Holdings Corp. (the “Corporation”) provides analysis of the Corporation’s financial results for the three month period ended November 30, 2004. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the Corporation’s audited financial statements for the year ended August 31, 2004. All financial information is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Additional information relating to the Corporation is availa ble on SEDAR at www.sedar.com.

1.1	DATE OF THE REPORT January 21, 2005.

1.2	OVERALL PERFORMANCE

Overview

The Corporation is a development stage company focused on the development and promotion of horseracing, virtual horseracing, internet payment systems and other related products. The Corporation is a public company listed on the OTC Bulletin Board under the symbol “SGIHF”. The Corporation conducts its operations through its wholly owned subsidiaries, SafeSpending Inc., a company incorporated under the laws of Arizona, Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada, and Racing Unified Network (R.U.N.) Inc. a company incorporated under the laws of Canada.

To date, the Corporation has not earned significant revenues and is considered to be in the development stage. The recoverability of pre-development costs is primarily dependent on the ability of the Corporation to put its pre-development projects into economically viable products in the future. The Corporation has funded its business operations, working capital and the development of its interests by the issuance of share capital under private placements and by the exercise of accompanying warrants and stock options in the aggregate amount of $15,717,808 since inception.

The Corporation’s principal capital expenditures and divestitures currently in progress consist of:

  The Horsepower® internet based horse racing system, source codes, patent, trademarks and worldwide licence;

  The rights, title and all intellectual property rights to the Safespending® anonymous internet payment system;

  Certain computer hardware and software for scaleable operation of multi- user wagering systems; and

  Investment in research and development related to pari-mutuel wagering systems and online payment processing systems.

The Corporation intends to continue to finance its operations through the issuance of equity and debt financing and through revenues from Horsepower® World Pool system.

Risks and Uncertainties

The securities of the Corporation are highly speculative. In evaluating the Corporation, it is important to consider that the Corporation is in the preliminary stage of its operations as a developer of emerging pari-mutuel wagering entertainment facilities. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity and related party advances. Certain risks are associated with the Corporation’s business including the following:

Limited History of Operations

The Corporation has a limited history of operations. Each of the Corporation’s proposed racetracks is in the start-up phase. The Corporation does not expect to receive any revenues from land based operations until the required approvals are received and the projects begin operations in a commercially profitable manner. There can be no assurance that any approvals will be obtained for the proposed racetracks, that the Corporation will obtain the required financing or that the Corporation or its strategic partners will be able to manage the proposed racetracks in a profitable manner.

Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this critical stage, many of which may be beyond the Corporation’s or its affiliates’ control, including, but not limited to, the regulatory environment in which the Corporation expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Corporation or its affiliates will be able to implement their business strategies, successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Governmental Regulations; Uncertainty of Obtaining Licenses

Racetrack establishment operations are subject to extensive federal, provincial and local regulations. Federal, provincial and the applicable local authorities will require various licenses, permits and approvals to be held by the Corporation and its management company. The local and federal authorities may, among other things, revoke a business license, or the license of any individual or registered entity. The Corporation has not obtained any government licenses, permits and approvals necessary for the operation of the proposed pari-mutuel wagering activities. Business licenses and related approvals are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given or that existing ones will not be revoked. In particular, the Corporation’s Horsepower® World Pool racing system and operations for the proposed Vancouver Thoroughbred Park project will require various approvals from the applicable authorities, provincial and city government, and this approval process can be time consuming and costly with no assurance of success. Moreover, all of the Corporation’s projects are subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses are extremely complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Corporation’s proposed projects are subject to change and variation prior to the Corporation and its joint venture partners obtaining the required licenses. To a certain extent, the licensing process is a political process and the Corporation and its joint venture partners may face delays in obtaining licenses due to political changes or competing political interests.

Need for Additional Financing to Fund Current Commitments

The Corporation anticipates it will need to raise approximately US$1,500,000 (CDN$1,897,500) to meet its operating budget for the fiscal year ending August 31, 2005. The Corporation has not completed the financing to meet its operating budget through August 31, 2005. The Corporation requires further financings to continue its operations. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

The development of the Corporation’s business will depend upon increased cash flow from operations and the Corporation’s ability to obtain financing through private placement financing, public financing or other means. The Corporation currently has no significant revenues from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Corporation is through the sale of equity and debt capital. While the Corporation has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Corporation cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results and which could result in a material adverse effect on an investment in the Corporation’s securities.

Need for Additional Financing to Fund Major Potential Projects

The Corporation has not completed the financing to complete some of the projects outlined in its business plan or to fund its operating budget through August 31, 2005.

Other than TAC’s commitment related to the Richmond Equine Training Centre and the Vancouver race course to purchase six million common shares for US$24 million, the development of each project will depend solely upon the Corporation’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.

If the Corporation cannot obtain sufficient capital to fund its projects, some or all of its planned projects may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results of operations.

Dependence on Key Personnel

The Corporation’s success is highly dependent upon the performance of its key personnel. The Corporation currently has consulting contracts with its key personnel. The Corporation does not maintain key-man life insurance. The loss of the services of senior management and/or key personnel could have a material and adverse effect on the Corporation, its business and results of operations.

Reliance on Strategic Partners and Joint Ventures

The Corporation’s success depends to a significant extent on the performance and continued service of certain independent contractors. The Corporation has hired and contracted the services of professional providers for government consulting, environmental, construction, real estate, engineering, architectural and planning services.

Horse Racing Industry Risks

The Corporation’s projects are speculative by their nature and involve a high degree of risk. The thoroughbred horse racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory authorities’ rules and regulations.

Real Property Ownership Risks

The Corporation is renegotiating an option to acquire 126 acres in Richmond, British Columbia, Canada. All real property investments are subject to an element of risk. Such investments are affected by general economic conditions, local real estate markets, demand for leased premises, competition from other available premises and various other factors. If real property is acquired, certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made throughout the period of ownership of real property regardless of whether the property is producing any income. If the Corporation or its affiliates are unable to meet mortgage payments on any property, loss could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale.

Real property investments are relatively illiquid. Such illiquidity will tend to limit the Corporation’s ability to vary its portfolio promptly in response to changing economic or investment conditions.

Construction Risk

Historically, most sectors of the construction industry have been cyclical and have been significantly affected by changes in general and local economic conditions, levels of consumer confidence, employment and income, housing demand, interest rates and the availability of financing. The Corporation’s participation in its planned projects, if any, will be subject to construction risks such as availability and cost of financing, materials and labour; environmental risks; changes in government regulation and increases in government fees. In addition, the availability of land for development and permitted uses may be constrained by government regulation. Development activities are also subject to the risks of inability to obtain, or delays in obtaining, all necessary zoning, land-use, building and other required government permits and authorizations.

Further risks associated with the racetrack development industry include the risk that construction costs of a project may exceed original estimates, possibly making the project uneconomical; and the risk that construction may not be completed on schedule, resulting in increased debt service expense and construction costs. Delays in construction schedules may be caused by factors not within a developer’s control, such as adverse weather conditions, labour disputes, material shortages and regulatory delays. In addition, developers are subject to the risk of natural disasters such as fire, floods and earthquakes, which can cause substantial delays and costs.

Delays in Completion of Construction Projects

The Corporation anticipates that it will derive significant growth in revenues from its Horsepower® World Pool racetrack program. The Corporation is subject to a number of risks relating to delays to its plans to renovate the Hastings Park facility in conjunction with the construction of a one mile thoroughbred training centre in Richmond and completing construction facilities housing such projects. Such risks include the unavailability of materials and labour, the abilities of the sub-contractors to complete work competently and on schedule , the surface and subsurface conditions of the land underlying the project, weather, economic and other ordinary risks of construction or other occurrences that may hinder or delay the successful completion of a particular project and the revenues from operating the Vancouver racetrack. Many of these factors are beyond the control of the Corporation.

In addition, where the Corporation undertakes the obligation to construct a facility to house a racetrack project, the Corporation must contract with professionals, subcontractors and suppliers of materials based on a schedule and critical path analysis plan. If construction of a project does not proceed in accordance with the anticipated schedule, the Corporation will, in most instances, experience increased administrative, financing and other costs associated with the project. The failure to complete a particular project on schedule or at the anticipated price may reduce or eliminate profits, or result in a loss.

Government Construction Regulations and Environmental Matters

The Corporation’s participation in its planned projects will be subject to a variety of statutes and rules regulating certain environmental and developmental matters, as well as building design and site design. In particular, the Corporation will be required to obtain the approval of numerous governmental authorities regulating such matters as permitted land uses, levels of density and the installation of utility services such as electricity, water and waste disposal. In addition, development fees, some of which may be substantial, are typically imposed by municipal authorities to defray the cost of providing certain governmental services and public improvements. The amount of such charges cannot always reliably be predicted and may arise after lands are acquired. The Corporation will also be required to obtain numerous government approvals and permits before it can commence construction of projects and obtaining such approvals and permits can require substantial expense, time and risk. The Corporation’s participation in its planned projects may be subject to additional costs or delays or may be precluded entirely from building its projects because of “no growth” or “slow growth” nitiatives, building permit allocation ordinances, building moratoriums or similar government regulations that could be imposed in the future due to unforeseen health, safety, welfare or environmental concerns. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber.

Low-Priced Stocks are Subject to Greater Disclosure Requirements

The Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The Common Shares of the Corporation fall within the Commission’s definition of a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level or risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

There Is A Limited Market For the Corporation’s Common Stock. If A Market For The Corporation’s Common Stock Is Developed, Then The Stock Price May Be Volatile

The Corporation’s common stock is traded on the OTC Bulletin Board. However, there is a limited market for the Corporation’s common stock and there is no assurance that investors will be able to sell their shares in the public market. The Corporation anticipates that the market price of its common stock will be subject to wide fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Corporation’s results of operations;
2.	the Corporation’s ability or inability to generate new revenues;
3.	increased competition; and
4.	conditions and trends in the horse racing industry.

Further, companies traded on the OTC Bulletin Board have traditionally experienced extreme price and volume fluctuations. Accordingly, the Corporation’s stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Corporation’s common stock.

The Corporation’s Audited Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2004 the Corporation had an accumulated deficit of $18,629,484. The Corporation continues to incur operating losses, including losses of $1,211,718 during the fiscal year ended August 31, 2004. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate the Horsepower World Pool profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 1 to the Corporation’s audited financial statements.

Foreign Incorporation

The Corporation is incorporated under the laws of Canada and a majority of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

1.3	SELECTED ANNUAL INFORMATION

The following is a summary of selected financial data for the Corporation for its last three completed financial years.

		Year ended

	August 31, 2004	August 31, 2003	August 31, 2002

Revenue	$Nil	$Nil	$Nil
Net Income (Loss)	($1,211,718)	($4,617,958)	($2,602,097)
Earnings (Loss) Per Share	0.0131)	($0.0680)	($0.0560)

Net Income (Loss) US GAAP	($1,274,878)	($2,601,415)	($2,472,205)
EPS (Loss) US GAAP	($0.0138)	($0.0383)	($0.0533)
Weighted Average Number of Shares under US GAAP	92,239,057	67,894,398	46,403,429

Dividends Per Share	$Nil	$Nil	$Nil
Dividends Per Share (US GAAP)	$Nil	$Nil	$Nil
Weighted Average Number of Shares under Canadian GAAP	92,239,057	67,894,398	46,403,429

		Year ended

	August 31, 2004	August 31, 2003	August 31, 2002

Working Capital	$34,395	($157,799)	$64,291
Pre-development costs	$825,154	$762,042	$2,768,316
Long Term Debt	$Nil	$17,253	$36,676
Long Term Debt (US GAAP)	$Nil	$17,253	$36,676
Shareholder’s Equity	$1,382,004	$1,208,525	$3,356,838
Total Assets	$1,592,034	$1,418,406	$3,708,525
Total Assets (US GAAP)	$766,880	$656,364	$940,209

Notes
(1)	Foreign exchange gain (losses) have been reclassified to form part of the general and administrative expenses from revenue.
(2)	As adjusted to reflect a 21 for 20 stock split effected on September 8, 2003.

1.4	RESULTS OF OPERATIONS

Year Ended August 31, 2004 Compared to August 31, 2003

The Corporation had no revenue from operation during fiscal 2004 compared to $1,317 during the same period in 2003 and a foreign exchange gain of $48 compared to a loss of $10,269 for 2003. The Corporation had a net loss of $1,211,718 for fiscal 2004 which was largely due to the Corporation being in a period of retrenchment and restructuring administration and management, compared to net loss of $4,619,275 for fiscal 2003 which was primarily due to a one time impairment write down of $2,017,420 primarily related to the Gun Lake project.

During the year ended August 31, 2004, the Corporation issued 19,500,000 private placement units to settle $1,385,197 of debts. Proceeds from the exercise of share purchase warrants, incentive share purchase options and private placements totaled $NIL in fiscal 2004 compared to $1,835,162 in fiscal 2003.

Overall the pre-development expenditures and investments capitalized under Canadian GAAP for the year ended August 31, 2004 were increased by $64,112, as compared to a decrease of $2,006,274 in 2003, which includes the impairment write-off of $2,017,420 in 2003. The Vancouver Thoroughbred Park/Richmond Equine Training Centre project pre-development expenditures for fiscal 2004 were $12,919 and the Safespending® project pre-development expenditures for fiscal year 2004 were $30,073. The Horsepower® software development project pre-development expenses for fiscal 2004 were $20,120.

Professional and consulting expenditures for fiscal 2004 were $488,500 compared to expenses of $547,829 in fiscal 2003. Investor relations fees decreased to $35,192 in fiscal 2004 from $214,843 in fiscal 2003. Office expenses decreased to $59,673 in fiscal 2004 from $164,044 in fiscal 2003.

In fiscal years 2004 and 2003, the Corporation had agreements with two consultants providing full time administration and management services and agreements with ten other consultants providing services such as internet consulting, marketing and corporate development. Management fees for the two agreements respecting management services during the year ended August 31, 2004 were $58,353 compared to $286,603 in 2003. Fees for internet services in fiscal 2004 were $23,831 compared to $184,249 in 2003.

The $0.01 loss per share for fiscal 2004 compares to $0.07 loss per share for fiscal 2003 and reflects the Corporation's net loss in the 2003-2004 fiscal year.

As the Corporation's only revenue-producing technology Horsepower® pari-mutuel wagering system is in the early startup stage, income from operation is not material at this point. However, the Corporation anticipates that the system will continue to develop more revenues as the HBN World Pool Racetrack Program becomes operational.

The Corporation’s “The Horsepower World Pool Jackpot Program” has attracted new Authorized Racetrack Affiliates (A.R.A.’s) under five year exclusive agreements with the following Racetracks; Pompano Park in Florida, Assiniboia Downs in Manitoba, Fredericton Raceway in New Brunswick, Buffalo Raceway in New York, Flagler Greyhound Track in Miami, Florida, and both Truro Raceway and Inverness in Nova Scotia. In 2004, interest has developed in the Horsepower A.R.A. opportunity in dozens of jurisdictions within North America and the Caribbean. In 2005, the Corporation plans to sign up new A.R.A.’s within North America, the Caribbean and overseas.

Year Ended August 31, 2003 Compared to August 31, 2002

The Corporation had $1,317 revenue from operation during fiscal 2003 compared to $19,547 during the same period in 2002 and $10,269 in foreign exchange loss for fiscal year 2003 compared to $4,526 loss for 2002. The Corporation had a net loss of $4,619,275 for fiscal 2003 compared to net loss of $2,602,640 for fiscal 2002. Net losses from operations were composed entirely of operating expenses, including a write down of pre-development costs and investments of $2,017,420.

In November 2002, the option to purchase 227 acres in Richmond, British Columbia, Canada for the purpose of developing a horse training complex expired, and the Corporation did not obtain a new option to purchase 100 acres on the same property. Consequently, the Corporation wrote-off all deferred expenditures that were related directly to the option property in 2003. In 2004, the Corporation secured a new option on the 126 acre Richmond location. Currently an option for 2005 is being negotiated.

During the year ending August 31, 2003, the Corporation issued 11,750,000 private placement units to settle $582,561of debts. Proceeds from the exercise of share purchase warrants, incentive share purchase options and private placements totaled $1,835,162 in fiscal 2003 compared to $2,388,010 in fiscal 2002.

Overall, the pre-development expenditures and investments capitalized under Canadian GAAP for the year ended August 31, 2003 were decreased by $2,006,274, as compared to a decrease of $125,909 in 2002, which represents the addition of $11,146 representing consulting and legal fees of $1,680 on the Vancouver Thoroughbred Park/Richmond Equine Training Centre project and $9,466 on the Safespending® project, less the impairment write-off of $2,017,420. The Vancouver Thoroughbred Park/Richmond Equine Training Centre project pre-development expenditures for fiscal 2002 were $19,821 in 2002 and the Safespending® project pre-development expenditures for fiscal year 2002 were $13,087. The Horsepower® software development project pre-development expenses for fiscal 2003 and 2002 were nil. In 2003, the Corporation discontinued the Gun Lake project and provided an impairment write-off of all related pre-development costs of $1,769,717. In November 2002, the Corporation’s option to purchase a 227 acre property in Richmond expired and was not renewed. The Corporation wrote-off pre-development costs of $247,703 relating to the option on the Richmond property in 2003.

Professional and consulting expenditures for fiscal 2003 were $547,829 compared to expenses of $242,565 in fiscal 2002. Investor relations fees increased to $214,843 in fiscal 2003 from $169,935 in fiscal 2002. Office expenses increased to $164,044 in fiscal 2003 from $60,936 in fiscal 2002.

In fiscal years 2003 and 2002, the Corporation had agreements with two consultants providing full time administration and management services and agreements with ten other consultants providing services such as internet consulting, marketing and c orporate development. Management fees for the two agreements respecting management services during the year ended August 31, 2003 were $286,603 compared to $246,000 in 2002. Consulting fees for internet services in fiscal 2003 were $184,249 compared to $410,144 in 2002.

The $0.07 loss per share for fiscal 2003 compares to $0.06 loss per share for fiscal 2002 and reflects the Corporation's net loss in the 2003 fiscal year.

As the Corporation's only revenue-producing technology Horsepower® system is in the early startup stage, income from operation is not material at this point. However, the Corporation anticipates that the system will continue to develop more revenues as the player base develops.

Year Ended August 31, 2002 Compared to August 31, 2001

The Corporation had $19,446 revenue from operation during fiscal 2002 compared to $12,428 from 2001 and $4,526 in foreign exchange loss for fiscal year 2002 compared to $12,098 gain for 2001. The Corporation had a net loss of $2,602,640 for fiscal 2002 compared to net loss of $2,184,080 for fiscal 2001.

Overall, the pre-development expenditures and investments for fiscal 2002 were $125,909, which represents the addition of $32,908 less Richmond project option fees of $158,817 write-off during the year, as compared to $144,216 for fiscal 2001. The addition of $32,908 was due primarily to the expenditures on consulting and legal fees, option fees and other direct costs. Specifically the Vancouver Thoroughbred Park/Richmond Equine Training Centre project pre-development expenditures for fiscal 2002 were $19,821 compared to $83,794 in 2001. The Safespending® project pre-development expenditures for fiscal year 2002 were $13,087 compared to $65,162 in 2001. The Horsepower® software development project pre-development expenses for fiscal 2002 were nil compared to $41,884 in fiscal 2001. The Toledo Beach pre-development expenses for fiscal 2002 were nil compared to $93,971 for fiscal 2001. The Corporation abandoned the Toledo Beach Project and had written off all related pre-development costs of $460,574 in 2001. Litigation expenditures for fiscal 2002 were nil compared to litigation expenditures of $31,546 in fiscal 2001 related to the Gun Lake project in Michigan.

Proceeds from the exercise of share purchase warrants, incentive share purchase options and private placements totaled $2,388,010 in fiscal 2002 compared to $2,391,331 in fiscal 2001.

In fiscal years 2002 and 2001, the Corporation had agreements with two consultants providing full time administration and management services and agreements with ten other consultants providing services such as internet consulting, marketing and corporate development. Management fees for the two agreements respecting management services in fiscal 2002 were $246,000 compared to $246,000 in fiscal 2001. Consulting fees for internet services in fiscal 2002 were $410,144 compared to $151,791 in fiscal 2001. Professional and consulting fees increased to $242,565 in fiscal 2002 from $118,716 in fiscal 2001. Investor relations fees increased to $169,935 in fiscal 2002 from $93,972 in fiscal 2001. Office expenses reduced to $60,936 in fiscal 2002 from $70,096 in fiscal 2001.

The $0.06 loss per share for fiscal 2002 compares to $0.07 loss per share for fiscal 2001 and reflects the Corporation's net loss in the 2002 fiscal year.

Quarter Ended November 30, 2004 Compared to November 30, 2003

During the period ending November 30, 2004, the Corporation issued 2,500,000 private placement units to settle $189,750of debts.

Revenue

The Corporation had no revenue from operations during the period ended November 30, 2004 compared to no revenue during the same period in 2003. The Corporation had a net loss of $240,904 for the period ended November 30, 2004 or $.0023 per share compared to net loss of $302,431 for the same period in 2003 or $0.036 per share.

Administrative Expenses

The expenses were reduced from the previous year, as the Corporation was in a period of retrenchment and restructuring, with the most significant reductions being in administration and management fees ($58,353 2004)

($286,603 2003). Professional fees decreased from $488,500 in 2004 to $547,829 in 2003, again as part of the restructuring of management and other personnel.

Financing Requirements

The Corporation will require further financing to continue its business operations. The Corporation anticipates that any future financing will be achieved by sales of additional shares of its common stock or independent financing. Sales of additional shares of our common stock will result in significant dilution to the Corporation’s current stockholders.

The Corporation anticipates that it will continue to incur losses until such time as the revenues it is able to generate from licensing of its products exceed the increased operating expenses. The Corporation bases this, in part, on the expectation that it will incur increased operating expenses in completing its plan of operations and there is no assurance that it will generate revenues that exceed these expenses.

1.5	SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Corporation for its last eight completed and current financial quarters ending November 30, 2004.

	11/30/04	8/31/04	5/31/04	2/29/04	11/30/03	8/31/03	5/31/03	2/28/03
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue		-	-	-	-	-	-	-
G & A Expenses	-	238,916	359,425	310,946	302,431	791,094	515,480	613,594
Stock based compensation	-	-	-	-	-	51,922	-	-
Corporate taxes	-	-	-	-	-	-	-	-
Impairment write- down	-	-	-	-	-	2,017,420	-	-
Loss – Canadian GAAP	240,904	238,916	359,425	310,946	302,431	2,808,514	515,480	613,594

Deferred development costs	2,990	34,135	10,000	18,777	200	(2,014,428)	-	4,375
Foreign exchange adjustment – US GAAP	24	584	238	(2,649)	1,875	(598)	(5,899)	(8,888)
Loss – US GAAP	243,918	273,635	369,663	327,074	304,506	793,488	509,581	609,081

Loss per share – Canadian GAAP	0.0023	0.0026	0.0040	0.0036	0.0036	0.0414	0.0081	0.0101
Loss per share – US GAAP	0.0024	0.0030	0.0042	0.0038	0.0036	0.0117	0.0080	0.0101

Weighted average number of shares	105,013,092	92,239,057	89,877,514	87,098,256	85,414,191	67,894,398	63,729,131	60,515,292

Total Assets	1,661,926	1,592,034	1,328,945	1,346,180	1,395,177	1,418,406	3,680,057	3,661,662
Total long -term financial liabilities	-	-	-	-	11,713	17,253	20,863	26,096

Cash dividends(1)	-	-	-	-	-	-	-	-

(1)
The Corporation has no cash dividend policy and has no intention of developing a cash dividend policy in the foreseeable future. The Corporation has paid no cash dividends and has no retained earnings from which it might pay dividends. On September 8, 2003, the Corporation issued 3,993,531 shares to its shareholders pursuant to a 21 for 20 stock split approved by the Board of Directors on July 28, 2003.

1.6	LIQUIDITY AND CAPITAL RESOURCES

During the period that ended November 30, 2004, the Corporation had a net working capital deficiency of $131,861 and cash of $126,103 as compared to a working capital deficiency of $108,317 and cash of $58,792 during the same period in 2003.

The Corporation has a planned operating budget of US$1,500,000 (CDN$1,897,500) for the fiscal year ending August 31, 2005. The Corporation currently does not have sufficient funds to fund its operations through the fiscal year ending August 31, 2005, and will be required to raise additional funds from, operations or through equity or debt financing. The Corporation anticipates it will raise funds to meet its planned operating budget through private placements of equity and debt financing.

1.7	OFF BALANCE SHEET ARRANGEMENTS

As of January 21, 2005, the Corporation has no off-balance sheet arrangements.

1.8	TRANSACTIONS WITH RELATED PARTIES

During the three months ended November 30, 2004, the Corporation incurred $87,400 (2003 $73,044) in administration and management fees to directors and officers.

1.9	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There was no change in the Corporation’s existing accounting policies.

1.10	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash, accounts receivable, accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

1.11	SHARE DATA

The Corporation has 113,064,740 common shares issued and outstanding as of January 21, 2005.

Forward Looking Statements

This Management’s Discussion & Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Corporation are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Corporation’s expectations are disclosed in the Corporation documents filed from time to time with the U.S. Securities and Exchange Commission and other regulatory authorities.